SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2008 MAY 28 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26 May 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549 [redacted]
U.S.A.

08002845

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 23 May 2008 which we released to The Stock Exchange of Hong Kong Limited on 23 May 2008 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUN 02 2008
THOMSON REUTERS

Dora Chow
Assistant Company Secretary

Encl.

c.c. J P Morgan
- Mr. King Ho

E:\m\SA\2008\AGM\ltr.doc.3

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON 23 MAY 2008

At the Annual General Meeting of Shangri-La Asia Limited (the "Company") held on 23 May 2008 (the "AGM"), a poll was demanded by the Chairman for voting on all the proposed resolutions as set out in the Notice of Annual General Meeting dated 28 April 2008 (the "Resolutions"). The Board of Directors of the Company is pleased to announce that the Resolutions were duly passed by the shareholders by way of a poll at the AGM. The poll results in respect of the Resolutions are as follows:

Resolutions		No. of votes (%)	
		For	**Against**
Ordinary Resolutions			
1.	To adopt the audited financial statements and the Reports of the Directors and the Auditors for the year ended 31 December 2007.	2,372,650,625 (99.99%)	126,914 (0.01%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
2.	To declare a final dividend for the year ended 31 December 2007.	2,400,538,231 (99.999%)	32,240 (0.001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
3.	(i) To re-elect Mr. Kuok Khoon Ean as Director.	2,016,815,230 (84.18%)	378,886,575 (15.82%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(ii) To re-elect Mr. Kuok Khoon Loong, Edward as Director.	2,316,818,298 (96.65%)	80,367,026 (3.35%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

	(iii) To re-elect Mr. Alexander Reid Hamilton as Director.	2,155,993,166 (89.94%)	241,192,155 (10.06%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	(iv) To re-elect Mr. Michael Wing-Nin Chiu as Director.	2,396,570,454 (99.97%)	614,870 (0.03%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
4.	To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees).	2,389,704,224 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditors and authorise the Directors of the Company to fix their remuneration.	2,400,572,471 (100%)	0 (0%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
6.	A. To grant a general mandate to the Directors of the Company to issue and allot additional shares not exceeding 20% of the issued share capital of the Company as at the date of this resolution.	1,939,577,156 (78.36%)	535,548,836 (21.64%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	B. To grant a general mandate to the Directors of the Company to repurchase shares in the capital of the Company not exceeding 10% of the issued share capital of the Company as at the date of this resolution.	2,400,568,471 (99.9999%)	2,000 (0.0001%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		
	C. To extend, conditional upon the above resolution No. 6B being duly passed, the general mandate to allot shares by adding the aggregate nominal amount of the repurchased securities to the 20% general mandate.	1,938,978,030 (80.77%)	461,560,090 (19.23%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.		

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 23 May 2008

Notes:

1. As at the date of the AGM, the issued share capital of the Company is 2,883,243,695 shares, which is the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM.

2. None of the shares entitling the holders to attend and vote only against the resolutions at the AGM.

3. Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the AGM for the purpose of vote-taking.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END